UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 17, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

APPOINTMENT OF GROUP COMPANY SECRETARY

Johannesburg, Monday, 17 August 2020. Following the announcement dated
27 January 2020 and in accordance with paragraph 3.59 of the JSE Limited Listings Requirements, the Company wishes to advise that Ms Shela Mohatla has been appointed as group company secretary, with effect from 14 August 2020.

Shela Mohatla is a qualified Chartered Secretary with the Chartered Governance Institute of Southern Africa and holds post graduate diplomas in governance and secretarial, corporate law and general management. Shela’s memberships include the Chartered Secretaries of South Africa and the Institute of Directors and she is well experienced in company secretarial duties in both the private and public sector. She has been employed by Harmony as assistant company secretary since 1 July 2016 and has been acting as company secretary since 27 January 2020.

“Shela has been an invaluable asset to Harmony. On behalf of the board and management, we wish Shela well in her role as company secretary”, said Peter Steenkamp, chief executive officer of Harmony.

ends.

For more details, contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242 (mobile)

Max Manoeli
Senior Investor Relations Coordinator
+27(0) 82 759 1775 (mobile)

Johannesburg, South Africa
17 August 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 17, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director